Exhibit 99.2

Amended and Restated

29.	Special Rights And Restrictions – Series A Convertible Preferred Shares

The Series A Convertible Preferred Shares, being a series of the preferred shares in the capital of the Company created pursuant to Article 28.2 of these Articles, shall have attached thereto, in addition to the special rights and restrictions attaching to the Preferred shares as a class under Article 28 of the Articles (and, in the case of any conflict, in substitution for and to the exclusion of Articles 28.3 and 28.4 to the extent of the inconsistency, as specifically provided for by the concluding words of Article 28.4), the following special rights and restrictions:

29.1	Designation and Number

(1)	There is hereby created a series of Preferred shares without par value designated as the “Series A Convertible Preferred Shares” (the “Series A Convertible Preferred Shares”), consisting of a maximum of 2,000,000 shares.

(2)	The maximum number of Series A Convertible Preferred Shares may not be increased, and no further series of Preferred shares ranking senior to or on a parity with the Series A Convertible Preferred Shares may be created, without the prior written consent of the holders of at least sixty-seven percent (67%) of the then outstanding Series A Convertible Preferred Shares, in addition to any approval required under Article 9 of the Articles or the Act.

(3)	Any Series A Convertible Preferred Share converted, redeemed, purchased or otherwise acquired by the Company shall be automatically and without further action cancelled promptly following such conversion or acquisition, shall not be retained by the Company, shall not be reissued as a Series A Convertible Preferred Share, and shall be restored to the status of an authorized but unissued Preferred share undesignated as to series.

29.2	Definitions

(1)	“Accrued PIK Amount” means, in respect of each Series A Convertible Preferred Share, the aggregate amount of all PIK Dividends accrued thereon in accordance with Article 29.4 and not previously applied on a conversion, redemption or distribution, which amount the Company shall record and maintain in its books and records as an accretion account in respect of such share, and which amount shall constitute an addition to the Deemed PUC of such share.

(2)	“Bankruptcy Event” means any of the following: (i) the Company or any Subsidiary commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency, liquidation or similar law of any jurisdiction, including the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada), or consents to the institution of any such proceeding against it; (ii) any such case or proceeding is commenced against the Company or any Subsidiary and is not dismissed or stayed within sixty (60) days after commencement; (iii) a decree or order of a court having jurisdiction is entered adjudging the Company or any Subsidiary a bankrupt or insolvent, or issuing sequestration or process of execution against any substantial part of its property, or appointing a receiver, receiver-manager, interim receiver, monitor, trustee, liquidator or custodian of it or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and such decree or order continues unstayed and in effect for sixty (60) days; (iv) the Company or any Subsidiary makes a general assignment for the benefit of creditors, calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts, or takes any proceedings with respect to a compromise or arrangement with its creditors generally under the legislation of any jurisdiction; (v) the Company or any Subsidiary admits in writing that it is generally unable to pay its debts as they become due; or (vi) the Company or any Subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing, or takes any corporate or other action for the purpose of effecting any of the foregoing.

(3)	“Beneficial Ownership Limitation” has the meaning set out in Article 29.7.

(4)	“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks in Toronto, Ontario or the City of New York are authorized or required by law to remain closed.

(5)	“Common Shares” means the common shares without par value in the capital of the Company.

(6)	“Conversion Amount” means, in respect of each Series A Convertible Preferred Share, the aggregate of (i) the Subscription Price paid therefor, (ii) the Accrued PIK Amount in respect thereof, and (iii) if applicable, the Default PUC Premium in respect thereof.

(7)	“Conversion Date” means the date on which a Conversion Notice is delivered to the Company in accordance with Article 29.6(5), or such later date as is specified in such Conversion Notice.

(8)	“Conversion Notice” has the meaning set out in Article 29.6(5).

(9)	“Conversion Price” means: (i) during the CSE Listing Period, C$5.00 per Common Share, subject to adjustment in accordance with Article 29.6(4); and (ii) upon the end of the CSE Listing Period, the lower of (A) C$4.25 per Common Share, as so adjusted, and (B) the Floating Conversion Price. For greater certainty, during the CSE Listing Period each Series A Convertible Preferred Share is convertible into 0.85 of a Common Share in respect of the Subscription Price paid therefor, and the reduction of the Conversion Price from C$5.00 to C$4.25 upon the end of the CSE Listing Period occurs automatically and without any further act of the Company or any holder.

(10)	“CSE” means the Canadian Securities Exchange.

(11)	“CSE Listing Period” means the period during which the Common Shares are listed on, and the Company remains subject to the rules and policies of, the CSE, and the CSE Listing Period ends automatically and without further act on the date the Common Shares cease to be so listed or the Company ceases to be so subject.

(12)	“CSE Minimum Price” means C$5.00 per Common Share, subject to adjustment for any subdivision or consolidation of the Common Shares occurring after the date of the first issuance of Series A Convertible Preferred Shares. Posting

(13)	“CSE Restricted Amount” means, in respect of each Series A Convertible Preferred Share, the aggregate of the Accrued PIK Amount and, if applicable, the Default PUC Premium in respect thereof.

(14)	“Deemed PUC” means, in respect of each Series A Convertible Preferred Share, the deemed paid-up capital within the meaning of the Income Tax Act (Canada) attributable thereto, being the Conversion Amount in respect thereof. For greater certainty, nothing in these special rights and restrictions shall be construed as increasing the amount paid up on any Series A Convertible Preferred Share for the purposes of the Act, and the entitlements of the holders on a conversion, redemption or Liquidation Event are as expressly set out in Articles 29.6, 29.8, and 29.9.

(15)	“Default PUC Premium” means an amount equal to fifty percent (50%) of the Subscription Price paid for each Series A Convertible Preferred Share then outstanding, which amount shall be added to the Conversion Amount of such share automatically upon the occurrence of an Event of Default, without any action by the Company or the holder, and which shall be applied only once in respect of each such share regardless of the number of Events of Default occurring.

(16)	“Event of Default” has the meaning set out in Article 29.11(1), and an Event of Default shall be deemed to continue until cured (where a cure right is expressly provided) or waived in writing by the holders of at least sixty-seven percent (67%) of the then outstanding Series A Convertible Preferred Shares.

(17)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(18)	“Floating Conversion Price” means ninety-five percent (95%) of the lowest trade price of the Common Shares on NASDAQ during the five (5) Trading Days immediately preceding the applicable Conversion Date, in each case during the full Trading Day on NASDAQ (being the period commencing at 9:30 a.m., New York City time, or such other time publicly announced by NASDAQ as the official open of trading, and ending at 4:00 p.m., New York City time, or such other time publicly announced by NASDAQ as the official close of trading).

(19)	“Junior Securities” means the Common Shares and any other class or series of shares of the Company ranking, by its terms, junior to the Series A Convertible Preferred Shares as to dividends or as to the distribution of assets on a Liquidation Event.

(20)	“Liquidation Event” has the meaning set out in Article 29.9(1).

(21)	“Material Adverse Change” means any change, event, circumstance, development or effect that is materially adverse to the business, operations, assets, liabilities (contingent or otherwise), financial condition, results of operations, cash flows or capital structure of the Company and its Subsidiaries, taken as a whole, including any regulatory action, litigation, loss of a customer or contract representing more than ten percent (10%) of the Company’s consolidated revenues, loss of the chief executive officer, chief financial officer or chief technology officer, or any failure to satisfy the continued listing requirements of NASDAQ.

(22)	“NASDAQ” means The Nasdaq Capital Market or such other tier of The Nasdaq Stock Market LLC on which the Common Shares are then listed.

(23)	“Parity Securities” means any class or series of shares of the Company ranking, by its terms, on a parity with the Series A Convertible Preferred Shares as to dividends or as to the distribution of assets on a Liquidation Event.

(24)	“Permitted Encumbrance” means (i) any security interest, hypothec, lien or other encumbrance existing on the date of the first issuance of Series A Convertible Preferred Shares and disclosed in writing to the subscriber prior to such date, including any encumbrance in favour of a Senior Lender, (ii) liens for taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings, (iii) statutory liens of carriers, warehousemen, mechanics, materialmen, landlords and other similar liens arising in the ordinary course of business and securing obligations not yet due, and (iv) any other encumbrance consented to in writing by the holders of at least sixty-seven percent (67%) of the outstanding Series A Convertible Preferred Shares.

(25)	“PIK Dividend” has the meaning set out in Article 29.4(2).

(26)	“Redemption Price” means, in respect of each Series A Convertible Preferred Share, an amount in cash equal to the Conversion Amount thereof calculated to the date of redemption.

(27)	“Senior Lenders” means, collectively, the Facility for Energy Inclusion, FEI-ONGRID LP, and any other lender to the Company or any Subsidiary designated as such in writing by the Company and the holders of at least sixty-seven percent (67%) of the outstanding Series A Convertible Preferred Shares.

(28)	“Subscription Agreement” means the subscription agreement between the Company and the subscriber in respect of the Series A Convertible Preferred Shares, as amended, restated or supplemented from time to time.

(29)	“Subscription Price” means the price per Series A Convertible Preferred Share at which such share was issued by the Company.

(30)	“Subsidiary” means any body corporate, partnership, limited partnership, limited liability company, trust or other entity that is a subsidiary of the Company within the meaning of the Act, and includes NuRAN Wireless (Africa) Holding.

(31)	“Trading Day” means any day on which NASDAQ is open for trading and on which there is no market- wide trading halt or suspension in effect for the Common Shares.

(32)	“Transaction Documents” means the Subscription Agreement, the registration rights agreement, the certificates representing the Warrants and each other agreement, certificate or instrument entered into or delivered by the Company in connection with the issuance of the Series A Convertible Preferred Shares.

(33)	“transfer agent” means the transfer agent and registrar of the Company from time to time, and, in accordance with the concluding paragraph of Article 5.1 of the Articles, delivery or surrender of any document to the transfer agent constitutes delivery to or surrender to the Company.

(34)	“Warrant” means each A Warrant and each B Warrant issued by the Company in connection with the issuance of the Series A Convertible Preferred Shares.

(35)	For all purposes hereunder requiring a currency conversion between Canadian dollars and United States dollars, the applicable exchange rate shall be the daily average exchange rate published by the Bank of Canada as of the applicable date (or, if such date is not a Business Day, the immediately preceding Business Day for which such rate is published).

29.3	Ranking

The Series A Convertible Preferred Shares shall rank, as to the payment of dividends and the distribution of assets on a Liquidation Event, (a) senior to the Common Shares and all other Junior Securities, (b) on a parity with any Parity Securities, and (c) junior to no other class or series of shares of the Company, unless expressly provided otherwise with the prior written consent of the holders of at least sixty-seven percent (67%) of the then outstanding Series A Convertible Preferred Shares.

29.4	Dividends

(1)	Subject to Article 22.1 of the Articles, which makes Article 22 subject to the rights of shareholders holding shares with special rights as to dividends, the holders of Series A Convertible Preferred Shares shall be entitled to receive, and there shall accrue, a cumulative dividend at the rate of fifteen percent (15%) per annum (the “Dividend Rate”), calculated on the Deemed PUC of each Series A Convertible Preferred Share and accruing daily on the basis of a 365-day year, whether or not declared.

(2)	Dividends accruing under Article 29.4(1) shall be paid in kind (each, a “PIK Dividend”) by the Company crediting the amount of the accrued dividend to the Accrued PIK Amount in respect of each outstanding Series A Convertible Preferred Share, thereby increasing the Conversion Amount and the number of Common Shares issuable upon conversion of such share in accordance with Article 29.6. No cash dividend shall be declared or paid in respect of the Series A Convertible Preferred Shares unless otherwise agreed in writing by the holders of at least sixty-seven percent (67%) of the then outstanding Series A Convertible Preferred Shares. Notwithstanding the foregoing, during the CSE Listing Period the Accrued PIK Amount shall not be included in the Conversion Amount for the purposes of Article 29.6 and shall not increase the number of Common Shares issuable upon conversion; the Accrued PIK Amount shall continue to accrue and shall be included in the Conversion Amount for the purposes of the Redemption Price under Article 29.8 and the liquidation entitlement under Article 29.9. Upon the end of the CSE Listing Period the Accrued PIK Amount shall be included in the Conversion Amount for all purposes, including Article 29.6, without further act.

(3)	Upon the occurrence and during the continuance of an Event of Default, the Dividend Rate shall automatically increase to thirty percent (30%) per annum, accruing daily from and including the date of the Event of Default until such Event of Default is cured or waived in writing, provided that during the CSE Listing Period any increase in the Dividend Rate under this Article 29.4(3) shall not increase the number of Common Shares issuable upon conversion, consistent with Article 29.4(2).

(4)	As a restriction respecting the payment of dividends on other shares of the Company within the meaning of Article 28.2(c) of the Articles, no dividend or other distribution shall be declared, paid or set aside on any Junior Securities, and no capitalization of surplus shall be effected under Article 22.13 of the Articles in respect of any Junior Securities, unless and until all PIK Dividends then accrued have been credited to the Accrued PIK Amount in accordance with Article 29.4(2).

29.5	Voting Rights

(1)	Except as otherwise expressly required by the Act or as provided herein, and consistent with Article 28.3 of the Articles, the holders of Series A Convertible Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

(2)	The holders of Series A Convertible Preferred Shares shall be entitled to vote separately as a series, and shall constitute a separate series for the purposes of Article 9.2(2) of the Articles, in respect of any proposed alteration, variation or deletion of the special rights or restrictions attached to the Series A Convertible Preferred Shares, and in respect of any other matter on which a separate class or series vote is required by the Act. Any such alteration, variation or deletion after any Series A Convertible Preferred Share has been issued requires a special resolution of the holders of the Series A Convertible Preferred Shares passed by not less than two-thirds of the votes cast in accordance with Articles 9.2(2) and 11.2 of the Articles, in addition to the written consent required under Article 29.12.

29.6	Conversion

(1)	General. Each holder of Series A Convertible Preferred Shares shall be entitled, at its option, at any time and from time to time, to convert all or any portion of the Series A Convertible Preferred Shares held by it, at no expense to the holder, into that number of fully paid and non-assessable Common Shares equal to (i) the aggregate Conversion Amount of the shares being converted, divided by (ii) the Conversion Price in effect on the applicable Conversion Date. This conversion right is a conversion right attached to the series within the meaning of Article 28.2(c) of the Articles. During the CSE Listing Period, the Conversion Amount for the purposes of this Article 29.6(1) shall exclude the CSE Restricted Amount, such that the number of Common Shares issuable on conversion of each Series A Convertible Preferred Share shall not exceed the Subscription Price paid therefor divided by the Conversion Price then in effect. The holder’s entitlement in respect of the CSE Restricted Amount is not extinguished but is deferred, and becomes convertible in accordance with this Article 29.6 upon the end of the CSE Listing Period.

(2)	Fractional Shares. No fractional Common Shares shall be issued upon conversion. Any fraction shall be rounded down to the nearest whole Common Share and no cash or other consideration shall be payable in lieu thereof. During the CSE Listing Period, where the application of the conversion ratio would otherwise result in a fractional Common Share, the fraction shall be rounded down and the corresponding portion of the Conversion Amount shall be deferred and applied on a subsequent conversion.

(3)	Reservation. The Company shall at all times reserve and keep available out of its authorized but unissued Common Shares such number of Common Shares as shall be sufficient to effect the conversion in full of all outstanding Series A Convertible Preferred Shares. Before taking any action that would cause an adjustment reducing the Conversion Price, the Company shall take such corporate action as may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable Common Shares at such adjusted Conversion Price.

(4)	Adjustments to Conversion Price. The Conversion Price shall be subject to adjustment as follows:

(a)	Subdivisions. If the number of outstanding Common Shares is increased by a subdivision of Common Shares (including pursuant to Article 9.1(1)(c) of the Articles), then, following the record date for such subdivision, the Conversion Price in effect immediately before such subdivision shall be proportionately decreased so that the number of Common Shares issuable on conversion is increased in proportion to such increase in outstanding Common Shares.

(b)	Consolidations. If the number of outstanding Common Shares is decreased by a consolidation of Common Shares (including pursuant to Article 9.1(1)(c) of the Articles), then, following the record date for such consolidation, the Conversion Price in effect immediately before such consolidation shall be proportionately increased so that the number of Common Shares issuable on conversion is decreased in proportion to such decrease in outstanding Common Shares.

(c)	Share Dividends and Capitalizations. If the Company makes or issues, or fixes a record date for the determination of holders of Common Shares entitled to receive, a dividend or other distribution payable on the Common Shares in additional Common Shares, including by way of a capitalization of surplus under Article 22.13 of the Articles or a distribution of fully paid shares under Article 22.5 of the Articles, the Conversion Price in effect immediately before such event shall be decreased, as of the time of such issuance or the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction, the numerator of which is the number of Common Shares outstanding immediately prior to such issuance or record date and the denominator of which is the number of Common Shares outstanding immediately prior to such issuance or record date plus the number of Common Shares issuable in payment of such dividend or distribution; provided that (A) if such record date has been fixed and the dividend is not fully paid or the distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter adjusted as of the time of actual payment, and (B) no such adjustment shall be made if the holders of Series A Convertible Preferred Shares simultaneously receive an equivalent dividend or distribution on an as-converted basis.

(d)	Reorganization, Reclassification, Merger, Amalgamation or Arrangement. If there occurs any reorganization, recapitalization, reclassification, merger, amalgamation, arrangement or consolidation involving the Company in which the Common Shares are converted into or exchanged for securities, cash or other property (other than a subdivision, consolidation or share dividend provided for above), provision shall be made so that each holder of Series A Convertible Preferred Shares shall thereafter be entitled to receive on conversion the kind and amount of shares, cash or other property to which such holder would have been entitled had such holder converted its Series A Convertible Preferred Shares immediately prior to such event, and appropriate adjustment shall be made in the application of this Article 29.6 with respect to the rights of the holders after such event, to the end that the provisions of this Article 29.6 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall be applicable thereafter in as nearly equivalent a manner as may be practicable.

(e)	Notice of Adjustment. Whenever the Conversion Price is adjusted under this Article 29.6(4), the Company shall promptly compute the adjusted Conversion Price and shall prepare and deliver to each holder, at the holder’s registered address as recorded in the central securities register, a certificate signed by the Company’s principal executive officer or principal financial officer setting out the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based, and shall file a copy of such certificate with the transfer agent.

(f)	CSE Minimum. Notwithstanding any other provision of this Article 29.6(4), during the CSE Listing Period no adjustment shall reduce the Conversion Price below the CSE Minimum Price, other than an adjustment made under Article 29.6(4)(a) in respect of a subdivision of Common Shares, under Article 29.6(4)(c) in respect of a dividend or distribution payable in Common Shares, or under Article 29.6(4)(d), in each case being an adjustment in which holders of Common Shares participate rateably. Any adjustment that would otherwise reduce the Conversion Price below the CSE Minimum Price during the CSE Listing Period shall be held in abeyance and shall take effect upon the end of the CSE Listing Period.

(5)	Mechanics of Conversion. To exercise the conversion right, a holder shall deliver to the Company or the transfer agent a written notice of conversion in the form attached as Annex A (a “Conversion Notice”), specifying the number of Series A Convertible Preferred Shares to be converted and the name or names in which the Common Shares are to be issued, together with, if a share certificate has been issued in respect of the shares to be converted, that share certificate, or, if a non-transferable written acknowledgment has been issued under Article 2.3 of the Articles, that acknowledgment, in each case duly surrendered in transferable form. In accordance with the concluding paragraph of Article 5.1 of the Articles, delivery or surrender to the transfer agent constitutes delivery to or surrender to the Company. Conversion shall be effective immediately prior to the close of business on the Conversion Date. Not later than one (1) Trading Day following the Conversion Date, the Company shall (i) cause the Common Shares issuable on conversion to be issued and registered in the central securities register in the name of the holder or its nominee and, at the holder’s election, delivered in uncertificated book-entry form through the facilities of the applicable depositary or evidenced by a share certificate or a non-transferable written acknowledgment under Article 2.3 of the Articles, (ii) record the conversion and the cancellation of the converted shares in the central securities register in accordance with Article 29.1(3), and (iii) if applicable, issue a share certificate or acknowledgment in respect of any Series A Convertible Preferred Shares not so converted. Upon conversion, the Accrued PIK Amount and any Default PUC Premium in respect of the converted shares shall be extinguished and applied in full as part of the Conversion Amount, and no further amount shall be payable in respect thereof.

(6)	Taxes on Conversion. The Company shall pay all original issuance, transfer, stamp and similar taxes payable in respect of the issuance and delivery of Common Shares on conversion, other than any tax payable in respect of a transfer involved in the issuance of Common Shares in a name other than that of the converting holder, and other than any income or other taxes payable by the holder. No fee shall be charged to any holder in respect of any conversion.

29.7	Beneficial Ownership Limitation (4.99%)

(1)	Notwithstanding Article 29.6(1) or any other provision hereof, the Company shall not effect, and no holder shall have the right to effect, any conversion of Series A Convertible Preferred Shares to the extent that, after giving effect to such conversion, such holder (together with any affiliate thereof and any other person with whom such holder is or could be deemed to constitute a “group” within the meaning of Article 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder) would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”).

(2)	For the purposes of Article 29.7(1), the number of Common Shares beneficially owned by a holder and its affiliates shall include the number of Common Shares issuable upon the conversion with respect to which the determination is being made, but shall exclude the number of Common Shares issuable upon (i) conversion of the remaining, unconverted Series A Convertible Preferred Shares held by such holder or any of its affiliates, and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company held by such holder or any of its affiliates that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set out in the preceding sentence, beneficial ownership shall be calculated in accordance with Article 13(d) of the Exchange Act and Rule 13d-3 thereunder.

(3)	Upon receipt of a Conversion Notice, the Company shall, within one (1) Trading Day, notify the holder by email or other written communication of (i) the number of Common Shares then issued and outstanding, and (ii) the maximum number of Series A Convertible Preferred Shares that may be converted by such holder in compliance with the Beneficial Ownership Limitation (the “Maximum Conversion Amount”). The holder may, within one (1) Trading Day of receipt of such notification, withdraw or revise its Conversion Notice to the extent necessary to comply with the Beneficial Ownership Limitation. If a holder has delivered a Conversion Notice that would result in the issuance of Common Shares in excess of the Beneficial Ownership Limitation, the Company shall honour the conversion only as to the Maximum Conversion Amount, and any Series A Convertible Preferred Shares tendered for conversion in excess of the Maximum Conversion Amount shall remain outstanding and unconverted and shall continue to accrue PIK Dividends in accordance with Article 29.4. Alternatively, at the written election of the holder, any Common Shares that would otherwise be issuable in excess of the Beneficial Ownership Limitation shall not be issued and the holder’s right to receive such Common Shares shall be held in abeyance for the benefit of the holder until such time as their issuance would not cause the Beneficial Ownership Limitation to be exceeded.

(4)	A holder may, upon not less than sixty-one (61) days’ prior written notice to the Company, elect to increase or decrease the Beneficial Ownership Limitation applicable to such holder to any other percentage not in excess of 9.99%, provided that any such increase shall not take effect until the sixty-first (61st) day after delivery of such notice. The Company shall not, without the prior written consent of the applicable holder, waive, reduce or otherwise modify the Beneficial Ownership Limitation applicable to such holder, and the Beneficial Ownership Limitation may not be waived, modified or amended by the holders of Series A Convertible Preferred Shares generally, whether by written consent under Article 29.12 or by special resolution under Article 9.2(2) of the Articles, without the prior written consent of each affected holder.

(5)	The limitations contained in this Article 29.7 shall apply to any successor holder of Series A Convertible Preferred Shares, and shall apply, mutatis mutandis, to the exercise of any common share purchase warrants of the Company that are by their terms made subject to the Beneficial Ownership Limitation.

29.8	Redemption

(1)	No Retraction. The Series A Convertible Preferred Shares shall not be retractable. No holder shall have any right to require the redemption, retraction, purchase, cancellation or repayment of any Series A Convertible Preferred Share by the Company for cash or other consideration, except upon conversion in accordance with Article 29.6 or as required by mandatory provisions of applicable law, and no agreement shall confer any such right upon a holder.

(2)	Optional Redemption by the Company. Subject to Articles 7.1 and 7.2 of the Articles and the Act, the Company shall have the right, but not the obligation, at its sole discretion, at any time and from time to time, if authorized by the directors and upon not less than ten (10) days’ prior written notice to the holders, to redeem all or any portion of the outstanding Series A Convertible Preferred Shares at the Redemption Price. Where less than all of the outstanding Series A Convertible Preferred Shares are to be redeemed, the shares to be redeemed shall be selected pro rata among the holders according to the number of shares held.

(3)	Insolvency Limitation. In accordance with Article 7.2 of the Articles, the Company must not make any payment or provide any other consideration to redeem, purchase or otherwise acquire any Series A Convertible Preferred Share if there are reasonable grounds for believing that the Company is insolvent, or that making the payment or providing the consideration would render the Company insolvent.

(4)	Effect of Redemption. On and after the redemption date, the holders of the shares called for redemption shall cease to be entitled to dividends or to exercise any rights in respect thereof, other than the right to receive the Redemption Price, provided that the Redemption Price has been paid or set aside for payment. Shares so redeemed shall be cancelled in accordance with Article 29.1(3) and shall not be retained by the Company.

29.9	Liquidation Preference

(1)	Preference. In the event of the liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs (each, a “Liquidation Event”), the holders of Series A Convertible Preferred Shares shall be entitled to receive, before any distribution or payment is made to the holders of Common Shares or any other Junior Securities, and pari passu with any distribution to holders of Parity Securities, an amount per share equal to the greater of (i) the Conversion Amount thereof calculated to the date of the Liquidation Event, and (ii) the amount such holder would have received had all Series A Convertible Preferred Shares held by it been converted into Common Shares immediately prior to such Liquidation Event at the then-applicable Conversion Price, without regard to the Beneficial Ownership Limitation.

(2)	Article 28.4 Carve-Out. The entitlement set out in Article 29.9(1) is granted pursuant to, and in reliance upon, the concluding words of Article 28.4 of the Articles, which provide that after payment of the amounts payable to the holders of Preferred shares thereunder such holders shall not be entitled to share in any further distribution of the assets of the Company “except as specifically provided in the special rights or restrictions attached to the shares of any particular series of Preferred shares”. Accordingly, and to the extent that the amount determined under Article 29.9(1) exceeds the amount that would otherwise be payable under Article 28.4, such excess is specifically provided for hereby as a special right attached to the Series A Convertible Preferred Shares. Nothing in this Article 29.9 is intended to be, or shall be construed as being, inconsistent with Article 27.2 or Article 27.3 of the Articles.

(3)	Insufficient Assets. If, upon a Liquidation Event, the assets of the Company available for distribution are insufficient to pay the holders of Series A Convertible Preferred Shares and the holders of Parity Securities the full amounts to which they are respectively entitled, such holders shall share in the distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable to them if all such amounts were paid in full.

(4)	No Further Participation. After payment of the amounts payable to them under this Article 29.9 the holders of Series A Convertible Preferred Shares shall not, as such, be entitled to share in any further distribution of the assets of the Company.

(5)	Exclusions. For greater certainty, neither a change of control of the Company, nor the merger, amalgamation, arrangement or consolidation of the Company with or into any other entity, nor the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company shall, in and of itself, be deemed to constitute a Liquidation Event.

29.10	Restrictions and Protective Provisions

(1)	So long as any Series A Convertible Preferred Shares remain outstanding, the Company shall not, without the prior written consent of the holders of at least sixty-seven percent (67%) of the outstanding Series A Convertible Preferred Shares, directly or indirectly, whether by amendment, merger, amalgamation, arrangement, consolidation or otherwise:

(a)	alter, vary, delete, amend or repeal any provision of the Notice of Articles or the Articles of the Company, including these special rights and restrictions, in a manner that adversely affects the rights, preferences or privileges of the Series A Convertible Preferred Shares, it being acknowledged that any such alteration also requires a special resolution of the holders of the Series A Convertible Preferred Shares under Articles 9.2(2) and 11.2 of the Articles;

(b)	create, authorize or issue any class or series of shares or other securities ranking senior to, or on a parity with, the Series A Convertible Preferred Shares as to dividends, the distribution of assets on a Liquidation Event or conversion rights;

(c)	increase the maximum number of Series A Convertible Preferred Shares, or establish, increase or eliminate any maximum number of Preferred shares of any other series, in each case under Article 9.1(1)(b) or Article 28.2(a) of the Articles;

(d)	purchase, redeem or otherwise acquire for value any Common Shares or other Junior Securities under Article 7.1 of the Articles, other than repurchases of unvested shares from employees or consultants upon termination of service at the original issue price thereof;

(e)	as a restriction respecting the repayment of capital in respect of other shares of the Company within the meaning of Article 28.2(c) of the Articles, reduce the capital of the Company or return or repay capital in respect of any Junior Securities;

(f)	create, authorize, incur or guarantee any indebtedness, debt obligation or liability, whether secured or unsecured, in excess of US$500,000 in the aggregate, including in the exercise of the borrowing powers under Article 8.1 of the Articles, other than indebtedness expressly permitted under the Subscription Agreement and trade payables incurred in the ordinary course of business; or

(g)	enter into any transaction with a related party (including any director, officer or holder of more than five percent (5%) of any class of shares of the Company, and their respective associates and affiliates) outside the ordinary course of business and on terms that are not arm’s length.

(2)	Nothing in this Article 29.10 shall derogate from the powers or duties of the directors of the Company under the Act or Article 16 of the Articles, and any restriction that would otherwise constitute an unlawful fetter on the exercise of the directors’ discretion, including any restriction on the size or composition of the board of directors, shall be given effect only as a contractual covenant of the Company under the Subscription Agreement, to the extent permitted by law, and not as a special right or restriction attached to the Series A Convertible Preferred Shares.

29.11	Events of Default

(1)	Definition. In these special rights and restrictions, “Event of Default” means, wherever used herein, any one or more of the following events, whatever the reason for such event and whether it is voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(a)	Failure to Issue on Conversion. the Company fails to issue and deliver the Common Shares issuable upon a valid conversion of Series A Convertible Preferred Shares in accordance with Article 29.6(5) within one (1) Trading Day of receipt of a Conversion Notice, or fails to instruct its transfer agent to do so;

(b)	Failure to Deliver Other Securities. the Company fails to deliver, when due, any share certificate, warrant certificate, non-transferable written acknowledgment or other consideration payable or deliverable on the conversion of Series A Convertible Preferred Shares or the exercise of any Warrant, and such failure continues for ten (10) Business Days;

(c)	Redemption Price. the Company fails to pay the Redemption Price in respect of any Series A Convertible Preferred Share called for redemption by it under Article 29.8(2) when due, and such failure continues for ten (10) Business Days;

(d)	Dividends and Distributions. the Company declares, pays or sets aside any dividend or distribution in contravention of Article 29.4(2) or Article 29.4(4);

(e)	Breach of Protective Provisions. the Company takes, or agrees or commits to take, any action described in Article 29.10 without having obtained the prior written consent required thereby;

(f)	Breach of Covenants. the Company fails to observe or perform any other material covenant, agreement or condition contained in these special rights and restrictions or in the Subscription Agreement or any other Transaction Document, and such failure, if capable of remedy, continues for a period of thirty (30) days following written notice thereof from any holder;

(g)	Representations and Warranties. any representation or warranty made by the Company in the Subscription Agreement or any other Transaction Document is or becomes materially false, incorrect or misleading as at the date made or deemed made, and such breach, to the extent capable of being cured, is not cured within thirty (30) days following written notice thereof from any holder;

(h)	NASDAQ Listing Deadline. the Common Shares have not been approved for listing on, and commenced trading on, NASDAQ on or before August 14, 2026;

(i)	Suspension or Delisting. the Common Shares are suspended from trading on, or are delisted from, NASDAQ or the CSE, and are not immediately relisted or readmitted to trading on NASDAQ, the CSE or another recognized stock exchange or national securities exchange, or the Company receives written notice from NASDAQ or the CSE that it is not in compliance with the continued listing requirements thereof and such non-compliance is not cured within any applicable cure period granted by such exchange, provided that a voluntary delisting of the Common Shares from the CSE effected by the Company in connection with, or following, the listing of the Common Shares on NASDAQ shall not constitute an Event of Default under this Article 29.11(1)(i);

(j)	Cease Trade Order. any cease trade order, stop order, suspension of trading or other order of a similar nature is issued by any securities regulatory authority in respect of the Company or any of its securities and remains in effect for ten (10) Business Days, or the Company fails to file, within the prescribed period (including any permitted extension), any continuous disclosure document required to be filed under applicable Canadian or United States securities laws;

(k)	Bankruptcy Event. a Bankruptcy Event occurs;

(l)	Cross-Default. the Company or any Subsidiary defaults in the payment when due of any indebtedness having an outstanding principal amount in excess of US$500,000, or any event of default (however described) occurs under any agreement governing such indebtedness that results in, or permits the holder thereof to cause, the acceleration of such indebtedness prior to its stated maturity, and, in either case, such default is not cured or waived within any applicable grace period provided thereunder;

(m)	Judgments. one or more final, non-appealable judgments or orders for the payment of money in an aggregate amount of at least US$250,000 (or the equivalent in any other currency) is rendered against the Company or any Subsidiary and remains undischarged, unpaid and unstayed for a period of thirty (30) days;

(n)	Encumbrances and Asset Dispositions. the Company or any Subsidiary, without the prior written consent of the holders of at least sixty-seven percent (67%) of the outstanding Series A Convertible Preferred Shares, grants any security interest, hypothec, lien or other encumbrance over any of its property or assets, other than a Permitted Encumbrance, or sells, leases or otherwise disposes of any material assets outside the ordinary course of business;

(o)	Regulatory Action. any regulatory, administrative or enforcement action is taken against, or any investigation or proceeding is commenced or threatened in respect of, the Company or any Subsidiary which, in the reasonable opinion of the holders of at least sixty-seven percent (67%) of the outstanding Series A Convertible Preferred Shares, would materially impair the ability of the Company to perform its obligations in respect of the Series A Convertible Preferred Shares;

(p)	Cessation of Business. the Company or any Subsidiary ceases, or announces its intention to cease, to carry on all or a substantial part of its business, or a resolution is passed or any other step is taken for the winding-up, liquidation or dissolution of the Company; or

(q)	Material Adverse Change. a Material Adverse Change occurs and is not cured or remediated within thirty (30) days following written notice thereof from any holder.

(2)	Notice by the Company. The Company shall forthwith notify each holder in writing of the occurrence of any Event of Default, and of any event of which it is aware which, with the giving of notice or the lapse of time or both, would constitute an Event of Default, together with reasonable particulars thereof and any action proposed to be taken by the Company in respect thereof.

(3)	Consequences. Upon the occurrence and during the continuance of an Event of Default: (a) the Dividend Rate shall automatically increase to thirty percent (30%) per annum in accordance with Article 29.4(3); (b) the Conversion Amount of each outstanding Series A Convertible Preferred Share shall automatically be increased by the Default PUC Premium, without any action by the Company or any holder; and (c) the holders shall have all rights and remedies available at law or in equity, including the right to seek specific performance or injunctive relief. The Default PUC Premium shall be applied only once in respect of each Series A Convertible Preferred Share, regardless of the number of Events of Default occurring. Notwithstanding paragraph (b), during the CSE Listing Period the Default PUC Premium shall not be included in the Conversion Amount for the purposes of Article 29.6 and shall not increase the number of Common Shares issuable upon conversion; the Default PUC Premium shall be included in the Conversion Amount for the purposes of the Redemption Price under Article 29.8 and the liquidation entitlement under Article 29.9, and shall be included for the purposes of Article 29.6 upon the end of the CSE Listing Period.

(4)	Cumulative Remedies; No Waiver. The rights and remedies of the holders under this Article 29.11 are cumulative and in addition to, and not in substitution for, any rights or remedies provided at law or in equity or under the Subscription Agreement or any other Transaction Document. No waiver by a holder in respect of any Event of Default shall operate as a waiver thereof unless made in writing and signed by such holder, and no such waiver shall extend or apply to any subsequent Event of Default or impair any right consequent thereon.

(5)	No Retraction or Acceleration. For greater certainty, and notwithstanding anything in this Article 29.11, the occurrence of an Event of Default shall not entitle any holder to require the redemption, retraction, purchase or repayment of any Series A Convertible Preferred Share for cash or other consideration, nor shall it accelerate any payment obligation of the Company in respect of the Series A Convertible Preferred Shares. The consequences of an Event of Default are limited to those set out in Article 29.11(3) and to the remedies referred to in Article 29.11(4), and Article 29.8(1) continues to apply.

29.12	Waiver and Amendment

Any provision of these special rights and restrictions may be waived on behalf of all holders of Series A Convertible Preferred Shares by the written consent of the holders of at least sixty-seven percent (67%) of the then outstanding Series A Convertible Preferred Shares; provided that (a) the Beneficial Ownership Limitation set out in Article 29.7 may not be waived, modified or amended without the prior written consent of each holder to whom it applies, and (b) any alteration, variation or deletion of these special rights and restrictions shall, if any Series A Convertible Preferred Shares have been issued, be effected only by special resolution of the holders of the Series A Convertible Preferred Shares in accordance with Articles 9.2(2) and 11.2 of the Articles and the Act, in addition to the written consent required by Article 29.10(1).

29.13	Notices

Any notice, statement, report or other record required or permitted to be given hereunder shall be given in accordance with Article 24 of the Articles, and may be given to a holder by email or other electronic transmission to the address most recently provided by such holder to the Company for that purpose, or to the holder’s registered address as recorded in the central securities register, and to the Company at its registered office or to its transfer agent.

29.14	Interpretation

These special rights and restrictions shall be read together with the Articles. In the event of any conflict or inconsistency between these special rights and restrictions and Articles 28.3 or 28.4 of the Articles, these special rights and restrictions shall prevail as the special rights and restrictions attached to this particular series. Words and expressions used but not defined herein have the meanings given to them in the Articles or, failing that, in the Act.

29.15	CSE Compliance

(1)	Paramountcy. During the CSE Listing Period, the provisions of this Article 29.15 and each other provision of these special rights and restrictions expressed to apply during the CSE Listing Period shall prevail over any other provision hereof to the extent of any conflict or inconsistency.

(2)	Minimum Issue Price. During the CSE Listing Period, no Common Share shall be issued upon conversion of any Series A Convertible Preferred Share at a price, or upon a basis producing an effective price per Common Share, that is less than the CSE Minimum Price, and any conversion that would otherwise have that effect shall be given effect only to the extent that it does not.

(3)	No Floating Price. During the CSE Listing Period, the Floating Conversion Price shall not apply and shall be of no force or effect, and no conversion shall be effected by reference to the trading price of the Common Shares on NASDAQ or any other market.

(4)	Currency. During the CSE Listing Period, the Conversion Price, the CSE Minimum Price and the Subscription Price are expressed in, and all determinations hereunder shall be made in, lawful money of Canada, and no currency conversion under Article 29.2(35) shall apply for the purpose of determining the number of Common Shares issuable upon conversion.

(5)	Automatic Cessation. This Article 29.15, and each other provision hereof expressed to apply during the CSE Listing Period, shall cease to apply automatically and without any act of the Company, any holder or the CSE upon the end of the CSE Listing Period, whereupon the Conversion Amount, the Conversion Price and all deferred entitlements shall be determined without regard to this Article 29.15 and to the other provisions expressed to apply during the CSE Listing Period.

(6)	Exchange Acceptance. Any amendment, variation or waiver of this Article 29.15 during the CSE Listing Period requires the prior written acceptance of the CSE in addition to any consent or resolution otherwise required under Article 29.12.

(7)	Reporting. During the CSE Listing Period, the Company shall file with the CSE such notices and forms in respect of each conversion of Series A Convertible Preferred Shares and each exercise of Warrants as are required by the policies of the CSE.